Dolly Varden Silver Announces Agreement to Quadruple Tenure Area in the Golden Triangle by Acquiring Hecla Mining Company's Adjacent Kinskuch Property

VANCOUVER, BC - May 05, 2025 - Dolly Varden Silver Corporation (TSXV: DV | NYSE: DVS | FRA: DVQ1) (the "Company" or "Dolly Varden") is pleased to announce that it has entered into a definitive agreement to acquire 100% of Hecla Mining Company's ("Hecla") Kinskuch property in northwest BC's Golden Triangle (the "Transaction"). The Transaction will consolidate a district scale, contiguous claim package that includes the Kitsault Valley, Big Bulk and Kinskuch projects. This consolidation of Hecla and Dolly Varden's project areas dramatically increases the Kitsault Valley Project size to approximately 77,000 hectares, covering some of the most underexplored and prospective rocks for silver, gold and copper mineralization in the Golden Triangle.

"Consolidating Dolly Varden's Kitsault Valley Project with our major shareholder Hecla's large and underexplored claims covering prospective Hazelton Group rocks will allow for more efficient exploration and enable us to unlock value on our path to be a premier precious metals company. Additionally, we welcome Hecla's increased share ownership in our Company," stated Shawn Khunkhun, President and CEO of Dolly Varden.

Dolly Varden has agreed to purchase the Kinskuch property from Hecla for consideration of $5 million, which shall be satisfied by Dolly Varden issuing 1,351,963 common shares of the Company ("Common Shares") to Hecla.  Hecla will also retain a 2% net smelter return royalty on the Kinskuch property area (the "NSR"). The NSR will include a 50% buyback right, for $5 million, that will allow Dolly Varden to reduce the royalty to 1% at any time. As per an existing agreement between Dolly Varden and Hecla, Hecla will maintain a designated position on Dolly Varden's Technical Committee, working together to unlock the potential of the underexplored areas.

The issuance of the Common Shares and completion of the Transaction remains subject to TSX Venture Exchange and NYSE America approval and other customary conditions and is currently expected to complete in mid May.  The Transaction will increase Hecla's ownership in Dolly Varden, leveraging the experience of Dolly Varden's technical team to explore two separate, 30-kilometer-long trends of Hazelton Group rocks.

"We will be using our structural and lithological framework model developed at the Kitsault Valley Trend that has led our team to significant discoveries such as the Wolf Vein and applying them to exploration of the Illiance Trend.  Hecla was successful in identifying a subparallel trend of silver-rich mineralization, located to the east of our significant silver and gold deposits", states Rob van Egmond, VP Exploration for Dolly Varden.

Dolly Varden's increased mineral tenure holdings will triple the total strike length of favorable Jurassic age Hazelton-group volcanic rocks and associated "Red Line" by adding the Illiance trend to the Kitsault Valley trend. Both the Kitsault Valley and the Illiance trends are interpreted to be part of a district scale, sub-basin of the Eskay Rift period. The Illiance trend has seen little modern exploration work, limited to localized diamond drilling by Hecla on the three kilometer long, north-south trending Illy epithermal system.

Also included within the acquisition area is the past producing Esperanza Mine (1910), interpreted as quartz-carbonate veins with similar silver grades to the historic Dolly Varden Mine (1920) hosted in Upper Hazelton sedimentary rocks. The Esperanza Mine is located along the Kitsault Valley access road, two kilometers north of Dolly Varden's camp in Alice Arm, BC.

The southwestern portion of the acquired claims covers Hazelton Group rocks that trend to within seven kilometers of Goliath Resources' recently discovered Surebet Zone gold mineralization.

The area south of Big Bulk has the potential to host additional gold-copper porphyry systems along the south trend towards the Kitsault molybdenum porphyry deposit, which is being actively advanced by Newmoly llc.

The Kinskuch property is covered by a recently renewed five-year Exploration Permit on both Nisga'a and Gitanyow Traditional Lands.

Hecla is considered a "related party" of the Company pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") on account of Hecla owning 10,606,374 Common Shares of Dolly Varden, representing approximately 13.3% of the outstanding Common Shares. As such, the Transaction is considered a "related party transaction" pursuant to MI 61-101.  The Transaction is exempt from the formal valuation requirements and minority shareholder approval requirements of MI 61-101 pursuant to Section 5.5(a) and Section 5.7(1)(a), respectively, as the value of the Common Shares issuable pursuant to the Transaction will not exceed 25% of the Company's market capitalization.

The Transaction was negotiated by disinterested members of management of Dolly Varden and Hecla.  The Transaction was unanimously approved by the disinterested members of the Dolly Varden Board of Directors.

The Common Shares issuable to Hecla will be subject to a four-month statutory hold period in accordance with applicable securities laws. No finder's fees or commissions are payable by the Company in connection with the Transaction.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project. Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include: the description of the transaction to be completed with Hecla, the proposed timing of closing of the Transaction, the steps required to complete the Transaction and the proposed benefits of completing such transactions.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated March 28, 2024 for the year ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com;